SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: February 10, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Sony Enters the Flow Cytometry Business in Life Science Field by Acquiring iCyt"

News & Information	Sony Corporation Konan 1-7-1, Minato-ku, Tokyo

No. 10-021E
February 10, 2010

Sony Enters the Flow Cytometry Business in Life Science Field by Acquiring iCyt

Sony Corporation (Sony) announced today that it has acquired iCyt Mission Technology, Inc. (iCyt), a leading producer of high-performance cell sorters used for stem cell and disease research, through its U.S. subsidiary, Sony Corporation of America (SCA).  With this acquisition, Sony is applying its expertise and technologies to enter the flow cytometry business in the life science field.  iCyt, founded in 1995 and headquartered in Champaign, Illinois, designs, manufactures and sells flow cytometers, associated reagents and services.

“Sony brings an amazing level of technology and engineering capability to the field of cytometry,” said Gary Durack, founder, President & CEO of iCyt.  “As a Sony company, iCyt will be able to leverage Sony’s global resources to deliver a variety of innovative solutions to the cell analysis market.  This is truly a win for iCyt, its customers, and all who will benefit from these advances.”

“We are very pleased to welcome Gary Durack, who has extensive experience in the flow cytometry industry, and iCyt to the Sony family,” said Keiji Kimura, EVP of Sony.  “iCyt’s experience and technologies will be valuable assets for Sony as it enters into the rapidly evolving life science field.  We are confident that this acquisition will accelerate the development of Sony’s flow cytometry business by combining Sony’s expertise in the manufacturing of electronics products for consumers and professionals with the technological assets of iCyt.”

As a wholly-owned subsidiary of SCA, iCyt plans to develop advanced technologies and deliver new products in collaboration with Sony.  Gary Durack will continue to lead the company through this period of growth and expansion.

New products and advancements will be announced at CYTO 2010 (www.cytoconference.org), the upcoming Congress of the International Society for Advancement of Cytometry (ISAC), in Seattle in May 2010.

Sony has been exploring healthcare applications for its consumer-based optic technologies, such as those used for Blu-ray discs and its advanced data processing technologies.  Recent progress in regenerative medicine has highlighted the importance of cell analysis and, specifically, flow cytometry, an indispensable tool for research.  Sony plans to realize unique technological advances in flow cytometry through the application of its core technologies.  As part of this effort, Sony and iCyt have been jointly developing new flow cytometry devices since April 2009.  Through this acquisition, Sony expects to accelerate its development of next-generation cell analysis systems and deliver innovative products to research and clinical laboratories around the world.

About Sony Corporation:

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets.  With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $79 billion for the fiscal year ended March 31, 2009.  Sony Global Web Site: http://www.sony.net/

About iCyt:

iCyt supplies advanced flow cytometry analysis and sorting technology for use in life science research.  Its products are marketed to private and public research institutions, pharmaceutical and biotechnology companies, and large medical centers.  iCyt has received significant industry recognition for its line of multi-channel, high-speed cell sorting products.  iCyt Web Site: http://www.i-cyt.com/

Media Inquiries:
Corporate Communications, Sony Corporation
Tel: +81-3-6748-2200